12g3-2(b)#: 82-2306

BCSC

British [redacted]n

04012247

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.	03	11	30	04	01	09

ISSUER ADDRESS				
1400 – 400 BURRARD STREET				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6C 3G2	604-643-1789	604-689-1749
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
STUART ROGERS		DIRECTOR		604-689-1749
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
westoak@direct.ca				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GEORGE MAINAS"	GEORGE MAINAS	04	01	09
"STUART ROGERS"	STUART ROGERS	04	01	09

FIN51-901F Rev.2000/12/19

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JAN 15 2004
WASH. D.C. 155 SECTION

dlw 1/20

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets
(Unaudited, prepared by management)

November 30, 2003 and February 28, 2003

	Nov. 30, 2003	Feb. 28, 2003 (audited)
Assets		
Current assets:		
Cash	$ 24,139	$ 1,138
Accounts receivable	1,679	1,648
	25,818	2,786
Cable distribution licences	1	1
	$ 25,819	$ 2,787
Liabilities and Deficiency in Assets		
Current liabilities:		
Accounts payable and accrued liabilities	$ 43,806	$ 30,668
Due to related parties (note 5)	188,243	322,494
	232,049	353,162
Deficiency in assets:		
Share capital (note 6)	7,358,260	7,113,503
Deficit	(7,564,490)	(7,463,878)
	(206,230)	(350,375)
Going concern and recoverability of assets (note 1)		
Commitments and contingencies (note 4 and 7)		
	$ 25,819	$ 2,787

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Stuart W. Rogers" Director

"George A. Mainas" Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit.
(Unaudited, prepared by management)

Three and nine months ended November 30, 2003 and 2002

	Three months ended Nov. 2003	Three months ended Nov. 2002	Nine months ended Nov. 2003	Nine months ended Nov. 2002
Administrative expenses:				
Consulting	$ 4,500	$ 4,500	$ 13,500	$ 13,500
Filing fees	1,973	-	3,163	2,670
Management fees	7,500	11,719	25,135	34,801
Office	8,407	9,594	25,219	35,398
Printing	301	-	301	419
Professional fees	318	2,655	29,426	33,065
Transfer agent	1,708	724	3,868	3,230
Travel and promotion	-	-	-	26,242
	24,707	29,192	100,612	149,325
Loss for the period	24,707	29,192	100,612	149,325
Deficit, beginning of period	7,539,783	7,393,182	7,463,878	7,273,049
Deficit, end of period	$7,564,490	$7,422,374	$7,564,490	$7,422,374
Loss per share	$ 0.010	$ 0.013	$ 0.041	$ 0.065

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statement of Cash Flows
(Unaudited, prepared by management)

Three and nine months ended November 30, 2003 and 2002

	Three Months Ended Nov. 2003	Three Months Ended Nov. 2002	Nine Months ended Nov. 2003	Nine Months ended Nov. 2002
Cash provided by (used in):				
Operations:				
Loss for the period	$ (24,707)	$(29,192)	$ (100,612)	$ (149,325)
Changes in operating working capital:				
Accounts receivable	1,149	1,163	(31)	76
Accounts payable & accrued liabilities	(10,671)	(2,571)	13,138	11,131
	(34,229)	(30,600)	(87,505)	(138,118)
Financing:				
Issue of shares	244,758	-	244,758	-
Due to related parties	(188,466)	25,594	(134,252)	109,642
	56,292	25,594	110,506	109,642
Increase (decrease) in cash position	22,063	(5,006)	23,001	(28,476)
Cash position, beginning of period	2,076	24,288	1,138	47,758
Cash position, end of period	$ 24,139	$ 19,282	$ 24,139	$ 19,282

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)

Nine months ended November 30, 2003 and 2002

---

1. Going concern and recoverability of assets:

Consolidated Global Cable Systems, Inc. (the "Company") is incorporated under the Company Act (British Columbia). Its primary business activity is the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is concurrently investigating other opportunities in other industries and other regions. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (formerly the Canadian Venture Exchange) (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To November 30, 2003 the Company has generated no revenues and has incurred significant operating losses. At November 30, 2003 the Company had a working capital deficiency of $206,231. These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis which values would differ materially from a going concern basis.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly-owned British Columbia and Bulgarian subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licenses to a nominal amount in a prior fiscal year.

2. Significant accounting policies (continued):

(c) Stock-based compensation:

The Company grants stock options under Exchange Rules.

Effective March 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "*Stock-Based Compensation and Other Stock-Based Payments*". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after March 1, 2002, are accounted for using the fair value based method. No compensation cost is required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

Prior to this change, no compensation expense was recorded at the time options were granted, when the options were granted at market prices. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

(e) Financial instruments:

Fair values of accounts receivable and accounts payable and accrued liabilities approximate carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to the related party nature and the absence of a market for such amounts.

(f) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of operations for the year.

(g) Comparative figures:

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in the current year.

3. Cable distribution licences:

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. Cable distribution licences on the consolidated balance sheets represent the cash consideration paid for these licences. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7) which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. The Company has not completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licenses.

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company has received a ten year licence expiring on February 16, 2004 for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova was recorded at a nominal amount. No licences have yet been obtained in Slovakia. The cumulative expenses incurred to February 29, 2000 in pursuit of licences in Bulgaria and Slovakia are as follows:

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and the uncertainty of recoverability of the licenses, the Company wrote down the cable distribution licenses to a nominal amount in fiscal 1999 and wrote-off the advances on cable distribution licenses in fiscal 1999. No further expenses have been incurred on the licenses since February 29, 2000.

4. **Advances on partnership agreement:**

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US $250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US $2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US $200,000 has been paid by the Boston Group.

The Boston Group had advanced an additional US $250,000 to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

In December 2002, the Company was named as a defendant in a lawsuit initiated by the Boston Group in the Federal Court for the District of San Francisco in the State of California (the "Court") in connection with the US$500,000 advanced to the Company by the Boston Group under the above partnership agreement, amongst other matters. On June 6, 2003, the actions against the Company were dismissed by the Court in favour of arbitration under the terms of the partnership agreement. As of January 8, 2004 the Boston Group has not notified the Company of its intentions to file for arbitration.

5. **Due to Related parties:**

During the nine months ended November 30, 2003 the Company was charged management fees of $25,135 (2002 - $34,801) by an officer and director. During this same period, consulting fees of $13,500 (2002 - $13,500) were accrued to another officer and director for the provision of administrative services to the Company.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

6. Share capital:

(a) Authorized:

100,000,000 shares without par value.

During fiscal 2001, the Company consolidated its authorized and issued share capital on a five old for one new basis and subsequently increased its authorized share capital to 100,000,000 common shares without par value.

(b) Issued and outstanding:

	Number	Amount
Balance, November 30, 2002	2,302,321	$ 7,113,503
Shares Issued:	nil	nil
Private placement at $0.10 per share	1,125,000	112,500
	322,580	132,258
Balance, November 30, 2003	3,749,901	$ 7,358,261

(c) Share purchase warrants:

There were no share purchase warrants outstanding at November 30, 2003.

(d) Stock options:

There were no stock options outstanding or exercisable at November 30, 2003.

7. Commitments and contingencies:

(a) On November 30, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties have agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company is contributing its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

7. Commitments and contingencies (continued):

To date, the Company has received advances of US $100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the Agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US $350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Breakdown of Office Expense for the three-month period ending November 30, 2003:

Office rent	$ 7,792
Telephone	111
Secretarial	450
Bank charges	54
	$ 8,407

2. See Note 5 of the attached consolidated financial statements for the nine-month period ended November 30, 2003.

3. a) Summary of securities issued during the period:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration	Commission
November 18, 2003	Common shares	Private placement	1,125,000	0.10	$112,500	Cash	-
November 28, 2003	Common shares	Exercise of warrants	322,580	0.41	$132,258	Cash	-

b) Summary of stock options granted during the period: NIL

4. a) See Note 6 to the attached consolidated financial statements

b) See Note 6 to the attached consolidated financial statements.

c) See Note 6 to the attached consolidated financial statements.

d) There are no shares held in escrow.

5. Directors and Officers as at January 9, 2004:
George A. Mainas – Director and President
Stuart Rogers – Director
C. Hugh Maddin – Director
Patricia Rogers – Secretary

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED NOVEMBER 30, 2003

During the period under review, Consolidated Global Cable Systems, Inc. (the "Company") continued to pursue potential investment opportunities on an international basis, primarily in the resource exploration sector.

Proposed RTO of the Mungana Project, Australia

On February 12, 2003 trading in the shares of the Company was halted for the announcement of an agreement to acquire certain mineral property assets (the "Mungana Project") currently owned by Queensland Epithermal Minerals Limited ("QEM"), a private company incorporated in Australia. The Mungana project encompasses 167 square kilometers in four exploration tenements and an additional 211 square kilometers in registered tenement applications west of Cairns in northern Queensland, Australia. Acquisition of the Mungana project would have constituted a reverse-takeover ("RTO") under the policies of the TSX Venture Exchange.

To complete the acquisition, GCS intended to implement a one for two (1:2) share consolidation and issue 4,250,000 post-consolidation common shares to the shareholders of QEM in exchange for the Mungana project. As a condition of closing of the RTO, GCS was required to complete an equity financing of $1,350,000 to fund exploration of the Mungana project.

On July 11, 2003, the Company was notified by QEM of the termination of the proposed acquisition from QEM of the Mungana project.

At the Annual General Meeting of the Company held on August 28, 2003 the shareholders of the Company approved a one new for two old (1:2) share consolidation and a change of name to "GCS Global Venture Corp." Mr. George Mainas, Mr. Stuart Rogers and Mr. C. Hugh Maddin were re-elected as directors. Following the meeting, George Mainas was re-appointed as President, with Ms. Patricia Rogers agreeing to serve as secretary.

The Company resumed trading on the NEX board of the TSX Venture Exchange on August 18, 2003 under the new trading symbol "GCS.H".

On October 15, 2003 management of the Company announced that they would not be proceeding with the proposed 1:2 share consolidation at the present time. In November, 2003 the Company completed a private placement of 1,125,000 units at a price of $0.10 per unit, with each unit consisting of one share and one share purchase warrant exercisable at $0.11 per share until November 18, 2004.

On November 28, 2003 share purchase warrants were exercised to purchase 322,580 shares at $0.41 per share for gross proceeds to the Company of $132,257.80.

Results of Operations

Consulting fees of $4,500 incurred during the three months ended November 30, 2003 were unchanged from the same period a year prior. These amounts, in both years, were accrued to a director of the Company for provision of ongoing administrative services.

Professional fees were reduced to $318 during the three-month period ended November 30, 2003 from the $2,655 incurred during the three-month period ended November 30, 2002. This was due to the Company not yet having been billed for legal services provided during the period for work related to the Company's Annual General Meeting and the private placement completed in November, 2003; these invoices are expected to be received during the fourth quarter.

Management fees of $7,500 incurred during the three-month period ended November 30, 2003 were reduced from the same period a year prior (2002 - $11,719), with the decrease due to a reduction in the monthly amount charged to $2,500 (Cdn) from the $2,500 (US) charged during the same period a year prior.

During the three month period ending November 30, 2003 office expenses were reduced to $8,407 from the $9,594 incurred during the same period a year prior, primarily due to a reduction in rent expenses for the Company's office in California as a result of the increase in the value of the Canadian dollar compared to the U.S. dollar during the current fiscal year.

Transfer agent fees of $1,708 incurred during the three month period ended November 30, 2003 were increased from the $724 incurred during the same period a year prior due to higher charges being incurred by the Company for its Annual General Meeting held in August of 2003.

Filing fees of $1,973 were incurred during the three-month period ended November 30, 2003 for filing of a private placement completed during the period and an application for a share consolidation and name change that was subsequently withdrawn. No filing fees were incurred during the same three-month period a year prior.

There were no travel expenses incurred during the three-month periods ended November 30, 2003 or November 30, 2002.

As a result of decreases in various categories of expenditure, as outlined above, the Company's loss for the three month period ended November 30, 2003 was reduced slightly to $24,707 from the $29,192 incurred during the same period a year prior.

Liquidity and Capital Resources

At November 30, 2003 the Company had a working capital deficiency of $206,231 and cash on hand of $24,139. This compares to a working capital deficiency of $350,376 and cash of $1,138 at the prior year-end of February 28, 2003.

Cash increased by $22,063 during the three-month period ended November 30, 2003. This increase in cash was the result of negative cash flow from operations of ($34,229) and a reduction of $188,466 in the amount due to related parties, offset by receipt of $112,500 from a private placement and $132,258 from the exercise of warrants.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company in the future depends on the Company's ability to obtain additional financing. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Other Matters

No investor relations activities were undertaken during the period.